August 26, 2019

Via E-mail
Nicholas K. Akins
Chairman of the Board and Chief Executive Officer
AEP Texas Inc.
1 Riverside Plaza
Columbus, OH 43215-2373

               Re:    AEP Texas Inc.
                      AEP Texas Restoration Funding LLC
                      Amendment No. 1 to Form SF-1
                      Filed August 12, 2019
                      File Nos. 333-232430 and 333-232430-01

Dear Mr. Akins:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 24, 2019 letter.

Registration Statement on Form SF-1

General

   1. We note your response to our prior comment 3. Please revise to remove language that disclaims the completeness of your prospectus disclosure under the sections entitled
      "AEP Texas' Financing Order   AEP Texas' Financing Order" and "Where You
Can
      Find More Information".
 Nicholas K. Akins
AEP Texas Inc.
August 26, 2019
Page 2

Part II   Information Not Required in Prospectus

Item 14. Exhibits, page II-2

       2. We note your response to our prior comment 6. Please file Exhibits 5.1, 8.1 and 99.2 with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to
          Item 601 of Regulation S-K.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3850 if you have questions.

                                                             Sincerely,

                                                             /s/ Katherine Hsu

                                                             Katherine Hsu
                                                             Office Chief
                                                             Office of
Structured Finance


 cc:      Giselle M. Barth, Sidley Austin LLP
          Jeannette K. Arazi, Sidley Austin LLP